Letter to Shareholders
Dear Fellow Shareholders,
Following the COVID pandemic in 2020, and global supply chain disruptions in 2021, your Company is facing the future with a much stronger foundation. Despite the global challenges we and our industry faced, 2021 was a year of strong recovery for Westport Fuel Systems. With record annual revenue, we topped our prior record in 2019, due to growth in our OEM business driven by sales of our patented and proprietary HPDI fuel systems.
We are transforming our business to meet the needs of our OEM customers around the world. The demand for our products continues to grow significantly, as global emissions standards require cleaner transportation and markets are demanding affordable transportation. Our HPDI fuel systems are successfully being integrated into Heavy Duty OEM applications in Europe and China. As the leading alternative fuel systems provider in the passenger car and commercial vehicle segments in India, we continue to serve growing opportunities in this developing market. We are seeing an increased uptick in this key emerging market as government action is dramatically expanding natural gas filling stations, while regulations for lower emissions combined with customer demand for affordable transportation have made India an important growth market for natural gas vehicles. Our products are meeting the demand in countries across Europe, Africa and Asia. Our OEM sales now represent nearly 2/3 of our business, up from 50% before the pandemic.
In May 2021, we were pleased to add Stako to our growing global organization. Integrating their fantastic team members and product portfolio to Westport Fuel Systems continues our journey to supply completely integrated fuel systems. Stako is the world leader in LPG fuel storage for the OEM market as well as serving aftermarket and off-road applications.
At the end of 2021, we successfully concluded our joint venture with Cummins. We now look forward to working with them to conduct an initial technical assessment of our H2 HPDI™ technology for potential use in Cummins’ hydrogen applications.
Our balance sheet today is stronger than it’s been since before the 2016 merger of Westport Innovations and Fuel Systems Solutions. Despite the challenges our industry currently faces, the need for clean, affordable transportation continues to be more important than ever. Decision-makers are not waiting for the next technological breakthrough or moonshot idea to make their next move. They are acting now, using our cost-competitive products to reduce their carbon profiles. Our proven track record speaks to the commercial viability of our technology. Westport Fuel Systems, now organized as one global company, is focused on meeting these needs and fulfilling our purpose: Delivering transportation technologies, products and services that are clean and affordable.
We are thrilled to have demonstrated in 2021 that our HPDI technology works brilliantly with zero-carbon hydrogen and enables the most affordable way to use green hydrogen in long haul, heavy-duty transportation applications, and other important high load applications like rail and mining. We believe we have a disruptive, game-changing technology using the internal combustion engine with hydrogen fuel and our HPDI fuel systems. I look forward to updating our shareholders in 2022 as we continue to make further development and commercialization progress.
I want to thank our Board of Directors for their continued guidance and support. And also, I thank my Executive Leadership Team, who together represents a robust set of impressive skills and experience, for their demonstrated endurance and resiliency through the many challenges we face. I’m grateful for their commitment to excellence in the pursuit of our objectives.
The future for your Company remains a strong one. This is our decade.
Sincerely,
David M. Johnson CEO